UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BARNES & NOBLE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

067774109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 067774109

1.	Names of Reporting Persons. Liberty Media Corporation (f/k/a Liberty CapStarz, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,000,000 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 12,000,000 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Sole voting power and dispositive power is held indirectly through control of Liberty GIC, Inc., a wholly owned subsidiary of Liberty Media Corporation.

(2) Based on 60,151,310 shares of Common Stock outstanding as of September 12, 2011, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 14, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA CORPORATION

(f/k/a Liberty CapStarz, Inc.)

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

BARNES & NOBLE, INC.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (“Common Stock”) of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 122 Fifth Avenue, New York, New York, 10011.

Liberty Media Corporation, a Delaware corporation formerly known as Liberty CapStarz, Inc. (the “Reporting Person” or “Liberty”) indirectly owns 204,000 shares of the Issuer’s Senior Convertible Redeemable Series J Preferred Stock, par value $0.001 per share (the “Series J Preferred Stock”).  Each share of Series J Preferred Stock is convertible, at the option of the holder and, under certain circumstances, as required by the Issuer, into 58.8235 shares of Common Stock, subject to adjustment in accordance with the provisions of the Certificate of Designations of the Series J Preferred Stock filed with the Secretary of State of the State of Delaware on August 18, 2011 (the “Certificate of Designations”).

The Reporting Person is filing this Statement to report its indirect acquisition on September 23, 2011 (the “Effective Date”) of the Series J Preferred Stock as a result of the split-off transaction (the “Split-Off”) completed on the Effective Date by Liberty Interactive Corporation (formerly known as Liberty Media Corporation, “Liberty Interactive”).  As a result of the Split-Off, Liberty GIC, Inc., a Colorado corporation (“Purchaser”), which directly owns all of the shares of Series J Preferred Stock, was contributed to the Reporting Person by Liberty Interactive LLC (formerly known as Liberty Media LLC and a wholly owned subsidiary of Liberty Interactive), and became a wholly-owned subsidiary of the Reporting Person, and the Reporting Person became a separate, publicly traded company.

Item 2.	Identity and Background

(a) - (c)

This Statement is being filed by the Reporting Person.  The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.  The Reporting Person owns interests in a broad range of electronic media, communications and entertainment businesses and investments.  The Reporting Person beneficially owns the shares of Series J Preferred Stock through Purchaser, its wholly owned subsidiary.

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to (i) each executive officer and director, as applicable, of the Reporting Person; (ii) each person controlling the Reporting Person; and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers, controlling persons and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 18, 2011, Purchaser and the Issuer entered into the Investment Agreement (the “Investment Agreement”), pursuant to which Purchaser acquired 204,000 shares of Series J Preferred Stock for an aggregate purchase price of $204 million in cash.  The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on September 23, 2011 pursuant to the Split-Off.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities described in this Statement on the Effective Date pursuant to the Split-Off and intends to hold such shares for investment purposes.  On September 20, 2011, in accordance with the terms of the Certificate of Designations, Purchaser, as the sole holder of the Series J Preferred Stock, elected Gregory B. Maffei, President and Chief Executive Officer of Liberty, and Mark D. Carleton, Senior Vice President of Liberty, to the Issuer’s Board of Directors.

In accordance with the terms of the Certificate of Designations, the Series J Preferred Stock will (i) become convertible into shares of Common Stock at the then-current conversion rate and (ii) be entitled to vote on an as converted basis with the holders of Common Stock on any matters that are submitted to the holders of Common Stock for a vote, in each case, following the completion of the Issuer’s 2011 annual meeting of stockholders, which is scheduled to occur on October 28, 2011.

In connection with Purchaser’s acquisition of the Series J Preferred Stock, on August 18, 2011, the Issuer entered into the Fourth Amendment to its Rights Agreement, dated November 17, 2009, by and between the Issuer and Mellon Investor Services LLC, as previously amended.  Among other things, the Fourth Amendment amended the definition of “Acquiring Person” to exclude a holder of Series J Preferred Stock from the definition of an “Acquiring Person” if such holder would become an “Acquiring Person” under the Rights Agreement solely as a result of an increase in the Liquidation Preference (as defined below) due to accrued and unpaid dividends being added thereto and/or the effect of certain antidilution adjustments, as provided in the Certificate of Designations; however, the Fourth Amendment provides that, so long as any such holder of Series J Preferred Stock whose beneficial ownership of shares of Common Stock exceeds the applicable “Acquiring Person” triggering threshold under the Rights Agreement (currently 20%) then, with respect to all matters submitted to a vote of the holders of the Common Stock, such holder of Series J Preferred Stock will vote such excess shares in the same proportion as all other votes actually cast on such matter.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (subject to the terms of the Investment Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)                                        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                        A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                                       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                        Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                          Any other material change in the Issuer’s business or corporate structure;

(g)                                       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                       A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                           Any action similar to any of those enumerated in items (a)-(i) above.

Item 5.	Interest in Securities of the Issuer

(a) - (c)

The Reporting Person is the beneficial owner of 12,000,000 shares of Common Stock, which represents 16.6% of the shares of Common Stock outstanding, based upon 60,151,310 shares of Common Stock outstanding as of September 12, 2011, as disclosed in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on September 14, 2011.

Subject to the terms of the Certificate of Designations and the Investment Agreement, the Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares.  The Reporting Person holds such sole voting and dispositive power indirectly through its 100% ownership interest in Purchaser.

Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.  On August 19, 2011, Donne F. Fisher, a director of Liberty, purchased 20,000 shares of Common Stock at a price of $10.29 per share in an open market transaction.

(d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 18, 2011, Purchaser entered into the Investment Agreement with the Issuer and the Issuer filed the Certificate of Designations with the Secretary of State of the State of Delaware.  The following is a summary of certain of the material terms of the Investment Agreement and Certificate of Designations.  The following descriptions do not purport to cover all of the provisions of the Investment Agreement and the Certificate of Designations and are qualified in their entirety by reference to the full documents, which have been filed as Exhibits 7(a) and 7(b) hereto, respectively, and are incorporated into this Statement by reference.

Investment Agreement

Transfer Restrictions

Until February 18, 2013, Purchaser may not transfer any Series J Preferred Stock or any Common Stock issued upon conversion of the Series J Preferred Stock to any person except for certain transfers, including:

•                  transfers to Liberty, Splitco or any of their respective affiliates that agrees in writing to be bound by the terms of the Investment Agreement;

•                  transfers to the Issuer;

•                  transfers to an affiliate of Liberty or Liberty Interactive and such entity thereafter ceases to be a Liberty affiliate as a result of a spin-off transaction and such affiliate agrees in writing to be bound by the terms of the Investment Agreement;

•                  transfers pursuant to a merger, tender offer or exchange offer or other business combination, or similar extraordinary transaction or change of control involving the Issuer, which transaction has been approved by the board of directors of the Issuer; and

•                  transfers pursuant to any other transaction approved by the board or directors of the Issuer.

Registration Rights

Subject to certain restrictions and limitations, Purchaser and its permitted transferees (the “Holders”), are entitled to four demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Common Stock issuable upon conversion of the Series J Preferred Stock or purchased pursuant to the participation right described below (collectively, the “Registrable Securities”).  The Holders will be permitted to exercise their registration rights in connection with, among other things, certain hedging transactions that they may enter into in respect of the Registrable Securities.  The Issuer will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify the Issuer, against certain liabilities in connection with misstatements or omissions in any registration statement.

Participation Right

Subject to certain requirements and limitations, so long as Purchaser, Liberty, Liberty Interactive and their respective affiliates (collectively, the “Liberty Parties”) beneficially own at least 102,000 shares of Series J Preferred Stock, in the event the Issuer issues or sells certain equity securities or rights to acquire equity securities, any Liberty Party holding shares of Series J Preferred Stock at such time shall have the right to purchase from the Issuer an amount of such equity securities sufficient for such Liberty Party to maintain its then current pro rata equity interest in the Issuer.

Consent Rights

For so long as the Liberty Parties beneficially own at least 102,000 shares of Series J Preferred Stock, neither the Issuer nor any of its subsidiaries will take any of the following actions without obtaining the prior consent of the holders of the Series J Preferred Stock:

•                  amend, alter or repeal any provision of the Certificate of Designations;

•                  amend, alter or repeal the Issuer’s Certificate of Incorporation, By-Laws, or certain other constituent documents if such action would have an adverse effect on the rights, privileges or preferences of the Series J Preferred Stock;

•                  subject to certain limited exceptions, unless full dividends on all outstanding shares of the Series J Preferred Stock have been declared and paid, declare or pay any dividend on, or make any distributions relating to, any series of Junior Stock or Parity Stock (as such terms are defined in the Investment Agreement) or redeem, purchase or acquire for value any shares of any series of Junior Stock or Parity Stock or certain other securities;

•                  spin-off or split-off any entity holding a significant portion of the assets and business of any of the Issuer’s B&N retail, B&N college or B&N.com divisions (each a, “Major Division”);

•                  authorize, designate or issue any Senior Stock or Parity Stock (as defined in the Investment Agreement);

•                  subject to certain exceptions, consolidate with, or merge with or into, or enter into a business combination or similar extraordinary transaction with any person or entity;

•                  sell, transfer, lease, license or otherwise dispose of all or substantially all of the assets constituting a Major Division;

•                  fundamentally change the business of the Issuer and its subsidiaries from the business conducted as of the date of the Investment Agreement, or make any investment having a purchase or acquisition price in excess of $50,000,000 where the business being conducted by the investee constitutes a departure from the current lines of business of the Issuer and its subsidiaries;

•                  subject to certain exceptions, enter into any related party transaction;

•                  amend the Issuer’s shareholder rights plan (or adopt a new shareholder rights plan) in such a way that would adversely effect the powers, preferences, rights or privileges of the holders of Series J Preferred Stock relative to the shareholder rights plan as in effect as of the Issue Date.

Series J Certificate of Designations

Dividend Rights

Dividends on the Series J Preferred Stock will accrue daily at a per annum rate of 7.75% of the liquidation preference of the Series J Preferred Stock.  The liquidation preference of the Series J Preferred Stock is $1,000 per share (as it may be adjusted from time to time pursuant to the terms of the Certificate of Designations, the “Liquidation Preference”).  The dividend rate will increase to 9.75% for so long as dividends on the Series J Preferred Stock have not been paid in full.  In addition, if, following the completion of the Issuer’s 2011 annual meeting of stockholders, the holders of shares of Series J Preferred Stock are subject to a restriction or limitation with respect to their ability to vote shares of Series J Preferred Stock or shares of Common Stock issued upon conversion of the Series J Preferred Stock, as applicable, or exercise their consent rights or director election rights, the then-current dividend rate on the Series J Preferred Stock will be increased by 2% per annum, until such injunction, restriction or limitation has been removed.  The dividend rate is also subject to increase as described below under “Redemption.”

Conversion

Following completion of the Issuer’s 2011 annual meeting of stockholders, each share of Series J Preferred Stock will be convertible, at the option of the holder, into a number of shares of Common Stock equal to the product of (x) the Liquidation Preference (plus any accrued but unpaid dividends thereon) divided by $1,000, multiplied by (y) the then-applicable conversion rate.  The initial conversion rate is 58.8235 and is subject to customary anti-dilution adjustments.  The Company may require the conversion of all of the shares of Series J Preferred Stock at the then-applicable conversion rate if, after August 18, 2013, the closing price of the Common Stock exceeds 150% of the then-applicable conversion price of the Series J Preferred Stock for 20 consecutive trading days.

Redemption; Change in Control

At any time after August 17, 2016, the Company is permitted to redeem for cash all, but not less than all, of the outstanding shares of Series J Preferred Stock at a redemption price per share equal to the Liquidation Preference.

On August 18, 2021, the Company will be obligated to redeem for cash all then-outstanding shares of Series J Preferred Stock at a redemption price per share equal to the Liquidation Preference.  If there is not a sufficient amount of funds legally available to redeem all then-outstanding shares of Series J Preferred Stock on such redemption date, the dividend rate on any shares of Series J Preferred Stock that remain outstanding will be increased by 2% per annum and will increase by an additional 2% per annum on each anniversary of such date until the Company redeems all outstanding shares of Series J Preferred Stock.

In the event of a “Change of Control” (as defined in the Certificate of Designations), each holder of shares of Series J Preferred Stock will have the right to require the Company to purchase for cash any or all of its shares of Series J Preferred Stock at a purchase price per share equal to 101% of the Liquidation Preference plus accrued and unpaid dividends.

Voting

Following the completion of the Issuer’s 2011 annual meeting of stockholders, shares of Series J Preferred Stock will be entitled to vote with the holders of Common Stock, together as a single class, on any matters that are submitted to the holders of Common Stock for a vote, on an as-converted basis, subject to certain limitations.

Representation on the Board of Directors

The Certificate of Designations provides that so long as the Liberty Parties hold a specified number of shares of Series J Preferred Stock, the holders of Series J Preferred Stock will have the exclusive right, voting separately as a class, to elect directors (the “Preferred Directors”) as follows:

•                  for as long as at least 127,500 shares of Series J Preferred Stock are outstanding and held by the Liberty Parties, the holders of a majority of the outstanding shares of Series J Preferred Stock may elect two directors; and

•                  for as long as at least 76,500 but less than 127,500 shares of Series J Preferred Stock are outstanding and held by the Liberty Parties, the holders of a majority of the outstanding shares of Series J Preferred Stock may elect one director.

On September 20, 2011, in accordance with the terms of the Certificate of Designations, Purchaser elected Messrs. Maffei and Carleton to serve as the Preferred Directors.  Holders of Series J Preferred Stock have the right to designate a replacement director to the board of directors of the Issuer in order to fill any vacancy of a Preferred Director.

Each Preferred Director will be entitled to attend meetings of the standing committees of the board of directors of the Issuer as a non-voting observer, subject to compliance with the applicable rules of the New York Stock Exchange.

Item 7.	Material to be Filed as Exhibits

7(a)                            Investment Agreement, dated as of August 18, 2011, between Barnes & Noble, Inc. and Liberty GIC, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-12302) dated August 18, 2011 and incorporated herein by reference).

7(b)                           Certificate of Designations of Senior Convertible Redeemable Series J Preferred Stock of Barnes & Noble, Inc., dated August 18, 2011 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-12302) dated August 18, 2011 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 2011	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President and General Counsel

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Robert R. Bennett	Director of Liberty; President of Hilltop Investments LLC

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, CO 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty; President, International Production, Sony Pictures Television and President, International, Sony Pictures Entertainment

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of August 18, 2011, between Barnes & Noble, Inc. and Liberty GIC, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-12302) dated August 18, 2011 and incorporated herein by reference).

7(b)

Certificate of Designations of Senior Convertible Redeemable Series J Preferred Stock of Barnes & Noble, Inc., dated August 18, 2011 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-12302) dated August 18, 2011 and incorporated herein by reference).